Filed by SomaLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SomaLogic, Inc.

Commission File No.: 001-40090

Who is Somalogic?

“SomaLogic (Nasdaq: SLGC) is fostering the discovery of effective and safer treatments for patients in need while empowering more accurate diagnosis, prevention, and treatment of disease through the next generation of proteomics. Powered by an industry-leading technology platform comprised of an established pharma services business with an emerging product and reagent consumables offering in combination with one of the largest clinical proteomic databases in the world, SomaLogic aims to revolutionize precision medicine to help address unmet medical needs. For more information, visit www.somalogic.com.

Fast facts: ~$85M for 2023. As of YE 2022: ~446 employees, 165 customers and 10+ certified sites. Key partnership with Novartis and Illumina. ~800 Proprietary synthetic regents issued or pending. 10+ years of protein data and bioinformatics experience.”

What does a merger mean?

This is the process of two sized joining together to form one company. Neither company is acquiring the other. The shareholders of both companies will combine to own shares in the combined company. The combined company will be led by leadership and Board members from both companies.

Why did we do this transaction?

Uniting will fundamentally improve the growth and scalability of our organizations. Let me share how:

•	Technological leadership. The combination will accelerate growth by creating a comprehensive differentiated portfolio of three complementary technologies, highest throughput and data quality proteomic solutions, which will couple with our genomics workstation to drive translational and clinical research insights.

•	Expanded commercial reach. Growth will also benefit from broad new cross-selling opportunities. Our strong presence in academic research settings ideally complements SomaLogic’s significant biopharmaceutical footprint. New doors will open to biopharmaceutical customers we have been in pursuit of and we will have differentiated technology to share with our existing customer base.

•	Expedites our path to profitability. The elimination of redundant public company and G&A costs, consolidation of manufacturing, and integration of SBS to SomaLogic’s organizational processes will generate profits that our businesses could not have realized alone. This truly is a 1+1= 3 opportunity for both organizations.

•	Stronger balance sheet. When the transaction closes, our new combined company will boast over $500 million in cash. That will be instrumental to supporting our future growth initiatives.

Will our stock ticker change?

Our stock will continue to be listed as LAB.

Where is Somalogic located?

Somalogic has its main operations in Boulder, Colorado with an R&D lab in La Jolla, California and remote employees including a growing footprint outside of the US.

How many employees does Somalogic have?

Roughly 400 in the US and 40 outside the US.

Who will serve on the combined leadership team?

•	CEO: Michael Egholm.

•	CFO: Jeff Black.

•	CSO: Adam Taich.

•	CTO: Shane Bowen.

“The combined company will be led by an experienced Board of Directors and leadership team that leverages the talent within both organizations.

Upon closing of the transaction, the combined company’s Board of Directors will consist of seven directors, with three designated by Standard BioTools, including Michael Egholm, three designated by SomaLogic, including Tom Carey as the Chairman, and Eli Casdin, who is currently a director at both Standard BioTools and SomaLogic.

Michael Egholm will serve as Chief Executive Officer and member of the Board. Jeff Black will serve as Chief Financial Officer. Adam Taich, Interim Chief Executive Officer of SomaLogic, will join the company as Chief Strategy Officer, and Shane Bowen, Chief Research and Development Officer, will join as Chief Technology Officer.”

What will the post close Company name be for both entities

Somalogic and Standard BioTools are joining under the name of Standard BioTools.

How will I be impacted?

Your role and the value you bring to our team will continue to be crucial as we strive for a strong close to 2023 and prepare for an even better 2024. Keep doing your job and doing it well!

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Who sells Somalogic products and services?

Somalogic has a commercial sales team much like we have at Standard BioTools. By combining the two companies, our commercial team will have access to a larger portfolio of solutions to enable our customers.

When do we close?

We are targeting close in early Q1 2024, subject to customary closing conditions. In the meantime, we will continue to operate as two independent entities.

Are there any limitations or restrictions on buying stock?

We will continue to adhere to our trading window policies for LAB shares. All employees and contractors are subject to our insider trading policy and the insider trading prohibitions and other requirements of our code of ethics. Copies of each of these policies are available on the SBI intranet site. All employees and contractors are expected to have read and understand these policies. In addition to being generally subject to these policies, you are among the employees and contractors subject to SBI’s trading window procedures in the insider trading policy.

Can I contact my counterpart at Somalogic?

No, we will continue to operate as independent companies and should not be collaborating with our counterparts unless included in an integration workstream. There will be a designated integration team to coordinate the workstreams and drive the planning process.

Can I apply for a job with Somalogic?

Until closing, we will continue to operate as independent companies.

Will we combine any functions: Manufacturing, R&D, Finance and Accounting, Legal, Operations, Sales, Service, IT?

Until closing, we will continue to operate as two independent companies. Post-closing, we will evaluate opportunities to combine where it makes sense.

How does this merger impact our partnership with Olink?

There will be no impact to our partnership with Olink. We have a strong and valued partnership with Olink that will continue.

With this merger, we have invested more into Proteomics. What does this mean for our Genomics business?

Our Genomics business is a critical component of our business. The combination accelerates growth by creating a comprehensive suite of three complementary, highest integrity proteomic solutions, which will couple with our leading genomics workstation to drive translational and clinical research insights.

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What should we expect to happen in the foreseeable future?

Leading up to the closing, the two companies will continue to operate independently, business as usual. Our Q4 is a critical aspect of our annual success, and we want to stay focused on ending the year on a strong note.

Have we communicated to our customers and vendors?

We have provided a letter to be distributed to customers and suppliers as needed. Letters can be found here.

What if I get contacted by the media or investment community?

If you receive external inquiries from media or others regarding this matter, do not respond, but instead forward such inquiries to ir@standardbio.com.

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Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) are statements that could be deemed forward-looking statements, although not all forward-looking statements contain these identifying words. Readers should not place undue reliance on these forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the success, cost and timing of the combined company’s product development, sales and marketing, and research and development activities; the combined company’s ability to obtain and maintain regulatory approval for its products; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, (i) the risk that the merger may not be completed in a timely manner or at all, which may adversely affect Standard BioTools’ and SomaLogic’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the merger and the potential failure to satisfy the conditions to the consummation of the merger, including obtaining stockholder and regulatory approvals; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the merger on the ability of Standard BioTools or SomaLogic to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Standard BioTools or SomaLogic does business, or on Standard BioTools’ or SomaLogic’s operating results and business generally; (v) Standard BioTools’ or SomaLogic’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger or otherwise, or the impact of the merger thereupon; (vii) Standard BioTools or SomaLogic may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the merger; (ix) restrictions during the pendency of the merger that may impact Standard BioTools’ or SomaLogic’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Standard BioTools or SomaLogic may be unable to obtain governmental and regulatory approvals required for the merger, or that required governmental and regulatory approvals may delay the consummation of the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the Merger; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Standard BioTools shares to be issued in the merger; (xiv) the risk that post-closing integration of the merger may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of Standard BioTools’ and SomaLogic’s traded securities; (xvi) the lingering effects of the COVID-19 pandemic on Standard BioTools’ and SomaLogic’s industry and individual companies, including on counterparties, the supply chain, the execution of research and development programs, access to financing and the allocation of government resources; (xvii) the ability of Standard BioTools or SomaLogic to protect and enforce intellectual property rights; and (xviii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Standard BioTools’ and SomaLogic’s response to any of the aforementioned factors. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 14, 2023, as well as the “Risk Factors” section of SomaLogic’s most recent quarterly report on Form 10-Q filed with the SEC on August 4, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 28, 2023. The parties undertake no obligation to revise or update any forward-looking statements for any reason.

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Additional Information and Where to Find It

In connection with the proposed transaction and required stockholder approval, Standard BioTools will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Standard BioTools and SomaLogic that also constitutes a prospectus of SomaLogic. Each of Standard BioTools and SomaLogic also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools and SomaLogic. Standard BioTools’ and SomaLogic’s stockholders are urged to carefully read the joint proxy statement/prospectus (including all amendments, supplements and any documents incorporated by reference therein) and other relevant materials filed or to be filed with the SEC and in their entirety when they become available because they will contain important information about the proposed transaction and the parties to the transaction. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at its website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by SomaLogic by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.

Participants in the Solicitation

Standard Biotools, SomaLogic and each of their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from SomaLogic’s stockholders with respect to the transaction. Information about SomaLogic’s directors and executive officers, including their ownership of SomaLogic securities, is set forth in the proxy statement for SomaLogic’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023, Current Reports on Form 8-K, which were filed with the SEC on June 6, 2023, as amended on June 14, 2023, and June 9, 2023, and SomaLogic’s other filings with the SEC. Information concerning Standard BioTools’ directors and executive officers is set forth in Standard BioTools’ proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2023, Current Reports on Form 8-K, which were filed with the SEC on May 3, 2023, May 15, 2023, June 16, 2023 and July 28, 2023, and Standard BioTools’ other filings with the SEC. Investors may obtain more detailed information regarding the direct and indirect interests of SomaLogic and its respective executive officers and directors in the transaction, which may be different than those of SomaLogic stockholders generally, by reading the preliminary and definitive proxy statements regarding the transaction, which will be filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov, by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.

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